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                                                                    EXHIBIT 99.1






Contact:
Lawrence H.N. Kinet                        Dennis N. Cavender
Chairman and CEO                           Vice President and CFO
Aksys, Ltd.                                Aksys, Ltd.
(847) 247-6051                             (847) 247-6051

For Immediate Release:
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              AKSYS, LTD. ANNOUNCES FDA RESPONSE TO 510(K) FILING

Libertyville, IL, September 20, 1996 -- Aksys, Ltd. (Nasdaq/NNM: AKSY) today announced that it has received written notification from the U.S. Food and Drug Administration (FDA) that additional data will be required as part of the FDA review process to establish the safety and effectiveness of the Aksys PHD(TM) Personal Hemodialysis System, including data from clinical studies in which end stage renal disease patients are treated using the Aksys PHD(TM) system. The FDA also requested that the Company address a number of issues regarding the design and operation of the system prior to conducting clinical studies.

The FDA has invited the Company to meet to discuss the scope and timing of the clinical studies. Given that it would not be possible to perform such studies and respond to the FDA's request within the standard 30-day 510(k) response period, the Company's current 510(k) premarket notification filing has been withdrawn by the FDA and the Company intends to make a new filing once the additional data can be provided. The FDA indicated that if the Company submits the requested information, the submission will be considered and processed as a new 510(k) filing.

"Although we continue to believe that clinical data should not be required for a device such as ours, we knew a request for clinical data was a possibility and we have always made that very clear. We intend to work diligently to respond to the FDA's request," stated Lawrence H.N. Kinet, Chairman and CEO of Aksys. "Until we have an opportunity to work with the FDA to agree upon the parameters of the clinical studies, we will not be able to accurately assess the impact of this development on the timing reflected in our current business plan."

The Company is also pursuing regulatory approval for the Aksys PHD(TM) System in Europe, Japan and other countries.

Aksys, Ltd. is developing hemodialysis products and services for patients suffering from kidney failure. These products and services include the Company's lead product in development, the Personal Hemodialysis (PHD) System, designed to improve clinical outcomes of patients, reducing mortality, morbidity and the associated high cost of patient care.

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